Exhibit 21.1
Subsidiaries of the Registrant

Entity	Jurisdiction of Incorporation or Organization
Beanstalk Networks Acquisition LLC	Florida
ML California Sub, Inc	California
MeridianLink Wholesale Data, LLC	Delaware
Professional Credit Reporting, Inc.	California
Project Angel Holdings, LLC	Delaware
Project Angel Intermediate Holdings, LLC	Delaware
StreetShares, Inc.	Delaware
Teledata Communications, Inc.	New York